

SEC 10032729 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 - (A)
PART III

cm

SEC FILE NUMBER
8-51920 67756

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dexia Global Structured Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Mauro 212-705-0725
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street (Address) New York (City) (State) 10020 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND
03 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/10

JD 3/17/2010

OATH OR AFFIRMATION

We **Anthony Mauro,** and **Edmund Ludwig,** swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Dexia Global Structured Finance, LLC**, as of **December 31, 2009**, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions



Signature

Chief Financial Officer

Title



Signature

Managing Director

Title

MARIA D. O'SULLIVAN
Notary Public, State of New York
No. 01OS6125174
Qualified in Queens County
Term Expires April 11, 2013



Notary Public



The Company's Statements of Financial Condition as of December 31, 2009 and 2008 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

Independent Auditors' Report

Board of Directors and Member of
Dexia Global Structured Finance, LLC

We have audited the accompanying statements of financial condition of Dexia Global Structured Finance, LLC (the "Company") as of December 31, 2009 and December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dexia Global Structured Finance, LLC as of December 31, 2009 and December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

MAZARS LLP

New York, NY
February 26, 2010

135 West 50th Street · New York, NY 10020-1299
Tel: +1 212 375 6768 · Fax: +1 212 375 6905 · www.mazars.com

Mazars LLP
Certified Public Accountants

Dexia Global Structured Finance, LLC
Statements of Financial Condition
Years Ended December 31, 2009 and 2008

Assets

	December 31,	
	2009	2008
Cash and cash equivalents	$ **651,825**	$ 3,403,843
Receivable from related party	**-**	16,312
Receivable from third party	**25,000**	-
Other assets	**-**	5,673
Total assets	**$ 676,825**	$ 3,425,828

Liabilities and Member's Capital

	2009	2008
Accrued liabilities	**$ 581,191**	$ 971,505
Total liabilities	**581,191**	971,505
Member's capital	**95,634**	2,454,323
Total liabilities and member's capital	**$ 676,825**	$ 3,425,828

1. Description of Business/Background

Dexia Global Structured Finance, LLC (the "Company" or "Dexia GSF") consists of a project finance advisory practice targeting domestic and foreign entries in the North American Power Industry. The Company provides mergers and acquisitions advisory, project finance advisory and strategic advisory services; in April 2008, Dexia GSF obtained a broker-dealer license which expanded the service mix.

A member of a limited liability company is not liable for the debts, obligations or other liabilities of a limited liability company for reason of being such a member.

During 2008, the Company became a registered securities Broker Dealer with the Securities and Exchange Commission (the "SEC"). The Company does not maintain any customer accounts.

The Company is a wholly-owned subsidiary of Dexia Holdings, Inc. (the "Parent"), which is part of the Dexia Group, listed on the stock-exchange in Brussels and Paris.

Three former PricewaterhouseCoopers LLP ("PwC") partners ("GSF Partners") formed the Company on February 1, 2002. In satisfaction of amounts due to the GSF Partners, PwC awarded them the Global Structured Finance business, which had been an ongoing division of PwC managed by the GSF Partners.

Simultaneously with this transaction, Dexia Crédit Local, a French corporation, invested $18,000,000 to obtain a 75% interest in the global structured finance business. Although there were several concurrent transactions to accomplish certain tax objectives, the final result was that Dexia Crédit Local paid $18,000,000 for 75% of Global Structured Finance business, and the GSF Partners held the remaining 25%. Dexia Crédit Local then contributed its interest in the Company to a wholly-owned subsidiary, Dexia Holding, Inc.

On January 23, 2004, the Company formed a subsidiary in Amsterdam, Netherlands. Dexia Global Structure Finance B.V. was a wholly-owned subsidiary of the Company operating as a representation office in Europe.

In 2004, changes in the tax legislation eliminated certain tax benefits related to cross border and domestic leasing transactions. The business of the Company was severely affected by the new legislation. As a result, the Company decided to downsize its operations. The GSF Partners were terminated on July 31, 2004 and transferred their interest in the Company to Dexia Holdings, Inc. as of that date. In addition, the Dutch subsidiary, Dexia Global Structured Finance B.V., was liquidated in November 2005.

2. Summary of Significant Accounting Policies

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents represent interest bearing demand deposits and are recorded at cost, which approximates fair value. The Company considers such investments with original maturities of three months or less, when acquired, to be cash equivalents.

The Company maintains all of its cash balances with one financial institution account, which at times may exceed the $100,000 federally-insured limit (limit temporarily increased to $250,000 through December 31, 2013). The Company has not experienced any losses in such accounts. Cash and cash equivalents exceeding federally-insured limits totaled $406,507 as of December 31, 2009 and $3,165,220 as of December 31, 2008.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using a straight-line method over the estimated useful lives of the assets, ranging from three to ten years.

	Estimated Useful Life
Furniture, fixtures and equipment	10 years
Computer equipment and software	3 years

Revenue Recognition

Recognition of fees from advisory services are recognized at the completion of each contract. Expenses are recognized as incurred.

2. Summary of Significant Accounting Policies (cont'd)

Income Taxes

No provision for Federal income taxes is required, as the results of operations of the Company are included in the individual tax returns of its member.

Fair Value of Financial Instruments

All financial assets and liabilities are carried at fair value.

3. Property and Equipment

Property and equipment consist of the following as of December 31, 2009 and 2008:

Furniture, fixtures and equipment	$ 76,932
Computer equipment and software	5,794
	82,726
Less accumulated depreciation	(82,726)
	$ -

4. Bonuses

As of December 31, 2009 and December 31, 2008, the Company accrued bonuses in the amount of $250,000 and $500,000, respectively, included in the Statement of Condition under the line "accrued liabilities".

5. Employees' Benefit Plans

All employees are included in a 401(k) plan administered by American Funds. This plan provides that 3% of participants' compensation is matched by the Company up to $7,000, after meeting certain minimum age and employment requirements. Under the plan, employees are 100% vested with respect to employee contributions.

5. Employees' Benefit Plans (cont'd)

All employees were also included in a defined contribution pension plan subject to meeting certain minimum age and employment requirements. Contributions are based on the employee's total annual earnings and years of service. Vesting begins after two years of service and contributions are fully vested after six years.

6. Related Parties Transactions

The Board of Directors approved a repatriation of capital of $1,400,000 to Dexia Crédit Local S.A. through Dexia Holdings, Inc. in March 2009.

In July 2005, the Company entered into an amended Service Level Agreement with Dexia Crédit Local, an affiliate. Under this amended agreement, Dexia Crédit Local charged the Company for the occupation of its office space on Park Avenue in New York (see Note 7) and for services rendered by its personnel in the amount of $89,450 and $131,087 for the years ended December 31, 2009 and 2008, respectively.

7. Commitments and Contingencies

Litigation

The Company was named in 2004 as a defendant in an illegal termination claim in the amount of €0.8 million, or approximately $1.2 million. An employee, who used to represent the Company in Bordeaux, France, alleges the Company violated its employment contract by terminating him. In court ("Prud'Hommes"), the Company answered denying liability and asserting a number of affirmative defenses. The Company accrued $225,000 as of December 31, 2009 and 2008 or one year of this employee's salary.

Leases

The Company operates from its affiliate's (Dexia Crédit Local) office space on Park Avenue in New York City. The Company has no lease obligation for this office space. Dexia Crédit Local charges the Company on a month-to-month basis for the occupation of this office space.

8. Net Capital and Other Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1) which requires that a broker dealer at all times maintain sufficient liquid assets to cover current indebtedness. In accordance with the Rule, the broker dealer is required to maintain defined minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2009, the Company had net capital of $70,634, which was $31,888 in excess of the minimum requirement. The Company's ratio of aggregate indebtedness to net capital was 8.23.

9. Subsequent Events

The Company has evaluated subsequent events through February 26, 2010, the date the financial statements were available for issuance.

The Company received a capital contribution in the amount of $250,000 from its Parent on January 25, 2010.

Pursuant to the closing of the J. Power USA acquisition advisory and project finance advisory transactions involving two Long Island gas-fired facilities, the Company earned and received success fees of $650,000 on February 26, 2010.

Dexia Global Structured Finance, LLC

****

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2009 and 2008

****

Page (s)

This report ** contains (check all applicable boxes):

☒ Facing Page.
☒ An Oath or Affirmation. 2
☒ Independent Auditors' Report 3
☒ Statements of Financial Condition. 4
☐ Statement of Income (Loss). 5
☐ Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. 6
☐ Statement of Cash Flows. 7
☐ Notes to Financial Statements 8-12
☐ Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ Computation of Net Capital 13
☐ Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 14
☐ Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 15
☐ A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ A copy of the SIPC Supplemental Report.
☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ Independent Auditors' Report on Internal Accounting Control 16-18
☐ Schedule of Assessment and Payments. 19

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*